[Jones Day Letterhead]
September 15, 2011
Direct Number: (212) 326-3800
raprofusek@JonesDay.com
JP657768
407573-600033
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	S1 Corporation
Schedule TO-T filed by ACI Worldwide, Inc.
Filed on August 30, 2011, as amended September 7, 2011
File No. 005-54731

ACI Worldwide, Inc.
Registration Statement on Form S-4
Filed on August 30, 2011
File No. 333-176557

ACI Worldwide, Inc.
Forms 425
Each filed on September 7, 2011
File No. 000-24931
Ladies & Gentlemen:
     Set forth below are the responses of ACI Worldwide, Inc. (“ACI”) to the comments of the Staff of the Division of Corporation Finance on September 8, 2011 to ACI’s Schedule TO-T, Registration Statement on Form S-4 and Form 425 filings. For your convenience, we have repeated your comments below, and included our responses immediately following each comment.

Division of Corporation Finance
September 15, 2011

Form S-4
General
1.	Rule 437 of the Securities Act of 1933 provides that a registrant’s application should be supported by an affidavit or affidavits establishing that the obtaining of the consent(s) is “impracticable or involves undue hardship on the registrant.” We do not believe the information included in the application of August 30th or the related affidavits meets this requirement. For example, the affidavits you provided, which were notarized on August 31, 2011, state that your letters requesting consent delivered to Brightman Almagor Zohar & Co. and to PricewaterhouseCoopers LLP (the “auditors”) were dated August 30, 2011, the same date as your application. Your application provides no indication that you attempted to follow up with the auditors to obtain those consents for a reasonable period of time or take any other action that demonstrates your obtaining those consents is impracticable or involves undue hardship. Similarly, your application provides no indication that you attempted to follow up with your letters dated August 30, 2011 to S1’s Senior Vice President and Chief Legal Officer and to Fundtech’s General Counsel for a reasonable period of time. In order for the staff to further consider your request, please provide a revised application that includes sufficient evidence of your attempts to obtain the consents from the auditors or otherwise demonstrates impracticability or undue hardship.

As requested, we have submitted a revised application to the Staff detailing additional efforts taken since August 30, 2011 that ACI believes demonstrate the impracticability of obtaining the requested consents from S1’s and Fundtech’s auditors. As indicated in our revised application none of S1, Fundtech nor their auditors has responded (or, we believe is likely to respond) to our request under Rule 437.

2.	We note the language on page iv of the prospectus indicating that the prospectus/offer to exchange does not constitute a solicitation of proxies against the Fundtech Merger Proposals. However, such language contradicts statements found elsewhere in the prospectus that appear to constitute solicitations as defined in Rule 14a-1(l)(iii) of Regulation 14A. As an example, but without limitation, we refer you to language on pages 15 through 19 and repeated elsewhere in the document that illustrates why ACI believes the exchange offer is superior to the proposed Fundtech Merger. Please remove language from the prospectus disclaiming that the

Division of Corporation Finance
September 15, 2011

prospectus does not constitute a proxy solicitation and promptly file as soliciting material all prospectus disclosure reasonably calculated to result in the procurement, withholding or revocation of a proxy. For additional instructive guidance, refer to Question B.13 to the July 2001 Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

As requested, we have removed the disclaimer language which you have referred to. In addition, we have filed those portions of the Form S-4 that may be deemed to constitute solicitation material separately under Rule 425 and on Schedule 14A.
Inside front cover page, page ii
3.	We note language on this page indicating that in connection with the Exchange Offer, effective as of ACI’s acceptance of S1 Shares for purchase pursuant to the Exchange Offer, tendering stockholders will be deemed to have assigned to ACI all voting rights with respect to the S1 Shares accepted for purchase pursuant to the Exchange Offer, which if applicable ACI intends to use to vote against each of the stockholder proposals set forth in S1’s proxy statement in respect of the special meeting of S1 stockholders currently scheduled for September 22, 2011 to approve the transactions contemplated by the Fundtech Merger Agreement. Similar language is found at the top of page 44. Given that the exchange offer is currently scheduled to expire after the special meeting and a condition to the exchange offer is that S1 stockholders shall have voted against the issuance of S1 shares pursuant to the Fundtech Merger Agreement, please advise how ACI would be able to vote shares acquired pursuant to the Exchange Offer.

On September 8, 2011, S1 announced that it has rescheduled the S1 Special Stockholder Meeting from September 22, 2011 to October 13, 2011. Accordingly, the Exchange Offer could close prior to the occurrence of the S1 Special Stockholder Meeting.
Other Conditions, page 75
4.	We note the disclosure in the last paragraph of this section relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer, as noted in the

Division of Corporation Finance
September 15, 2011

disclosure, and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

On behalf of ACI, we confirm ACI’s understanding of the SEC’s position in respect of (1) the waiver of condition and (2) the bidder’s obligation to promptly disclose to security holders the waiver of a material condition and the bidder’s intentions with respect to the failure of a condition (other than those conditions that may be determined only upon expiration of the offer).
Source and Amount of Funds, page 76
5.	Disclose any alternative financing arrangements or plans in the event the primary financing plans fall through, or if none, so state. Please refer to Item 7 of Schedule TO and Item 1007(b) of Regulation M-A.

On behalf of ACI, we hereby confirm that, (1) ACI reasonably believes that it will obtain financing pursuant to its commitments from Wells Fargo, it does not have any alternative financing arrangements or plans and (2) in light of the Staff’s comment we have modified the last sentence of “Source and Amount of Funds,” including the disclosure required by Item 1007(b) of Regulation M-A.
Forward-Looking Statements, page 106
6.	We note the reference to the Private Securities Litigation Reform Act of 1995, both on this page, each of the Forms 425 filed on September 7, 2011 and in the company’s Form 10-K which is also referenced in this section. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Question 117.05 of the Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009). Please include disclosure in the Schedule TO and the Offer to Exchange that states that the safe harbor provisions contained in the Securities Act and Exchange Act do not apply to any forward-looking statements the company makes in connection with the Exchange Offer, including forward-looking statements from the company’s Form 10-K which are incorporated by reference into the Offer to Exchange or in any Forms 425 filed in the future. Please ensure future filings filed in connection with this transaction comply with this comment.

Division of Corporation Finance
September 15, 2011

In response to the Staff’s comment, we have revised the disclosure in the Schedule TO and the Offer to Exchange with respect to the availability of the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995. On behalf of ACI, we will ensure that all future filings in connection with this transaction comply with this comment.

7.	We note the disclaimer on page 106 and in each of the Forms 425 filed on September 7, 2011 that the filing persons undertake no obligation to revise or update publicly any forward-looking statements. This disclaimer is inconsistent with the filing persons’ obligations under Rule 14d-9(c) to amend the Schedule TO to reflect a material change in the information previously disclosed and to promptly disclose and disseminate such change in a manner reasonably designed to inform security holders of such change. Please confirm that the filing persons will avoid using this statement in all future communications.

In response to the Staff’s comment, we have revised the disclosure regarding the updating of forward-looking statements. ACI has authorized us to inform the Staff that ACI will avoid using this statement in all future filings related to the Schedule TO.
Additional Note Regarding the Exchange Offer, page 107
8.	We note the disclosure in the fourth sentence of the first paragraph. If this language is intended to apply to holders of Shares located outside the United States, please note that the all-holders provision in Exchange Act Rule 14d-10 applies equally to U.S. as well as non-U.S. target holders. If you are attempting to rely on Rule 14d-10(b)(2), note that Rule 14d-10(b)(2) is restricted to states of the United States. Please either advise us as to how the bidder is complying with the all-holders provision in Rule 14d-10 or revise the disclosure here consistent with the rule. Refer to the interpretive guidance in Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

In response to the Staff’s comment, we have revised the disclosure to remove the fourth sentence of the first paragraph under “Additional Note Regarding the Exchange Offer.”
Undertakings, page II-1
9.	It appears that the registrant has not included the undertakings required by Item 512(a)(5) and (6). Please revise or advise.

In response to the Staff’s comment, we have revised the disclosure to include the requested undertakings required by Item 512(a)(5) and (6).

Division of Corporation Finance
September 15, 2011

Forms 425
10.	We note statements found in each of the Forms 425 that appear to constitute solicitations as defined in Rule 14a-1(l)(iii) of Regulation 14A. Please promptly file as soliciting material both the investor presentation and the press release filed on September 7. While we acknowledge that (1) no additional filing is required under Exchange Act Rule 14a-12(b) if the communication is filed under Form 425 and (2) the legend found at the top of the first page on both Forms 425 indicates that the documents are deemed filed by ACI pursuant to Rule 14a-12, please note that ACI can only rely on Rule 14a-12, and the related legend, for solicitations made to S1 stockholders prior to furnishing them a proxy statement meeting the requirements of Rule 14a-3(a). We understand such proxy statement was furnished to S1 stockholders in August 2011. Refer to Rule 14a-6(b) and (o).

In response to the Staff’s comment, we have filed the investor presentation and press release, and will file all future solicitation materials, on Schedule 14A.
*     *     *     *     *
     In addition to responding to the Staff’s comments, we have updated the Exchange Offer in a number of places to reflect events since the August 30, 2011 filing date.
*     *     *     *     *
     As requested by the Staff in the Comment Letter, ACI has authorized us to confirm the following on its behalf:
•	ACI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	ACI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *     *     *

Division of Corporation Finance
September 15, 2011

     If you have any questions about the above responses, or require any further information, please call the undersigned at (212) 326-3800. We greatly appreciate your prompt attention to this matter. We would, of course, be pleased to discuss this with you at your convenience.

Very truly yours,

/s / Robert A. Profusek
Robert A. Profusek

Enclosures

cc:	Dennis P. Byrnes
Executive Vice President,
General Counsel and Secretary,
ACI Worldwide, Inc